Exhibit 99.1

Information About the Departure of a Supervisory Board Member

Anil Doradla resigned from the Supervisory Board of VIA optronics AG (the “Company”), effective as of March 31, 2023.

Anil Doradla has been a member of the Supervisory Board and Chairman of the Audit Committee since 2020.

Dr. Heiko Frank, Chairman of VIA’s Supervisory Board added, “The Supervisory Board as well as the Management Board expressly regret the decision of Mr. Anil Doradla. For more than four years, Mr. Doradla accompanied VIA optronics AG as we achieved significant milestones, and his support during the initial public offering process was particularly important. We cannot overstate the value of Mr. Doradla’s intensive support of VIA optronics as Chair of the Audit Committee especially after the IPO and through the course of simultaneous global crises including the COVID-19 pandemic, high inflation, global supply chain disruptions and the war in Ukraine. We thank Mr. Doradla for his extraordinary commitment, his outstanding insights as a financial market expert and connoisseur of different investor groups, his very profound financing know-how and his ability to never lose sight of the strategic development of the Company. We wish Mr. Doradla all the best, both privately and professionally, and look forward to hearing about his future endeavours.”

The Supervisory Board conducted a criteria-based search and recruitment process to find a candidate with the skills and experience needed to support the Company’s strategy and complement the skills and experience of the Supervisory Board’s current members. The Company is currently in the final stages of selecting a new candidate.